Jim Joseph
Media Relations
(606) 232-2249
jmjoseph@lexmark.com

Kurt Braun
Investor Relations
(606) 232-5108
braun@lexmark.com



Lexmark International reports
record first quarter

-- Revenues increase 15 percent; earnings per share up 72 percent --


LEXINGTON, Ky., April 20, 1998 --  Lexmark International Group, Inc. (NYSE:
LXK) today announced record first-quarter revenues, operating income and earnings per share.

"We are extremely pleased with Lexmark's record financial performance in the first quarter -- one that well exceeded our forecast," said Marvin L. Mann, chairman and CEO. "Customer acceptance of Lexmark's printer solutions continues to be very high. Our financial performance reflects our ongoing success in meeting and exceeding customer needs."


First-quarter review:
Operating income up 40 percent

First-quarter revenues were $672 million, an increase of 15 percent over 1997 revenues of $583 million. Revenues would have increased 20 percent versus 1997 without the impact of foreign currency translation. Revenues from printers and associated supplies increased 22 percent versus a year ago and would have increased 27 percent without the currency translation impact. Printers and associated supplies contributed 83 percent of total revenues versus 78 percent a year ago.

Operating income was $78 million versus $56 million a year ago, an increase of 40 percent. Earnings were $50 million, or 69 cents per share on a diluted basis, an earnings per share increase of 72 percent versus earnings of $31 million, or

40 cents per share in 1997 before an extraordinary charge from prepayment of subordinated notes. First-quarter net earnings per share increased 216 percent versus 22 cents a year ago, including the extraordinary charge.

"Our first-quarter results reflect strong growth across the business and in each geographical region except Asia-Pacific," noted Mann. "Our robust revenue growth this quarter was driven by good unit volume increases in both network laser printers and color inkjet printers, and even stronger growth from associated supplies."

Gross profit margins increased by 2.5 points to 36.7 percent as a result of improved printer and associated supplies margins and a richer mix of supplies versus printer hardware. Operating expenses in the first quarter were 25.1 percent of revenues versus 24.7 percent a year ago. The 72 percent increase in earnings per share before last year's extraordinary charge resulted primarily from the 40 percent increase in operating income. Reduced interest expense, lower income tax rates and the reduced number of shares used in the earnings per share calculation also contributed to the increase in earnings per share.

Lexmark's debt-to-total-capital ratio was 25 percent compared to 13 percent at the end of 1997. The company purchased 2 million shares of its common stock during the first quarter for approximately $87 million. There remains $131 million of board authorization to repurchase additional shares. Return on average equity over the past four quarters was 35 percent.



Other achievements:
Continued industry recognition

The first quarter was marked by achievements in addition to record financial results.

Lexmark's leadership in printer solutions continues to be recognized by industry experts. VARBusiness magazine's annual printer product review selected Lexmark over Hewlett-Packard and all other competitors in price performance, technical support, network management capability, paper handling, and cost of ownership. "This award speaks volumes about our ability to deliver outstanding printer solutions to our customers in the value-added reseller channel," noted Dr. Paul
J. Curlander, president and chief operating officer. "Lexmark's technology leadership and responsiveness to customer needs were recognized with over 40 industry awards in the first quarter."

The new Lexmark 5700 Color Jetprinter, which received favorable media reviews in the first quarter, offers industry-leading technology at a popular price point. The Lexmark 5700 brings to market the industry's highest print density rating, 1,200 X 1,200 dots-per-inch, plus up to eight pages per minute text printing and photographic color printing, all for $249.


Looking forward:

"We are encouraged by the outstanding financial performance we have achieved in the first quarter and continue to feel that we are well-positioned for future growth," noted Mann. "We currently expect strong results in the second quarter and feel confident about our prospects for the full year. However, results in the second half of the year will face a more difficult comparison to last year than we are facing the first half."



Lexmark International Group, Inc. is the parent company of Lexmark International, Inc., a global developer, manufacturer and supplier of printer solutions and products, including laser, inkjet and dot matrix printers and associated consumable supplies for the office and home markets. Lexmark has executive offices and a manufacturing center in Lexington, Ky.; other manufacturing centers are in Boulder, Colo.; Juarez, Mexico; Rosyth, Scotland; Orleans, France and Sydney, Australia.

                                      ###

Lexmark, Lexmark with diamond design, Optra is a trademark of Lexmark International, Inc., registered in the U.S. and/or other countries. Color Jetprinter is a trademark of Lexmark International, Inc.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, increased investment to support product introductions and enter new geographies, currency fluctuations, market acceptance of new products and programs and product transitions by the company and its competitors, the company's ability to increase or maintain retail market share with its branded products, management of inventory levels, production and supply difficulties, intellectual property infringement claims and expenses, and other risks described in the company's registration statement and other Securities and Exchange Commission filings.

               LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                     (In Millions, Except Per Share Amounts)
                                   (Unaudited)


                            Three Months Ended         Percent
                                 March 31              Change
                            ------------------         -------
                             1998        1997
                             ----        ----

Revenues                     $672.1      $583.4           15%

Cost of revenues              425.5       383.6
                              -----       -----
     Gross profit             246.6       199.8           23


Research and development       36.6        30.6
Selling, general and
 administrative               132.1       113.5
                              -----       -----
     Operating expenses       168.7       144.1           17
                              -----       -----

     Operating income          77.9        55.7           40

Interest expense, net           2.0         4.9
Amortization of deferred
 financing costs
 and other                      1.5         2.4
                                ---         ---
     Earnings before income
      taxes and extraordinary
      item                     74.4        48.4           54

Provision for income taxes     24.9        17.7
                               ----        ----
     Earnings before
      extraordinary item       49.5        30.7           61
Extraordinary loss on
 extinguishment of debt
 (net of related
 tax benefit of $8.4)             -       (14.0)
                               ----       ------
     Net earnings            $ 49.5      $ 16.7          196
                               ----       ------


Basic earnings per share:
     Before extraordinary
      item                   $ 0.73      $ 0.42           73
     Extraordinary loss           -       (0.19)
                               ----       ------
     Net earnings            $ 0.73      $ 0.23          217
                               ----       ------
                               ----       ------
Diluted earnings per
 share:
     Before extraordinary
      item                   $ 0.69      $ 0.40           72
     Extraordinary loss           -       (0.18)
                               ----       ------
     Net earnings            $ 0.69      $ 0.22          216
                               ----       ------
                               ----       ------
Shares used in per share calculation:
     Basic                     68.1        72.9
                               ----       ------
                               ----       ------
     Diluted                   72.2        76.9
                               ----       ------
                               ----       ------

               LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
             CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION
                                  (In Millions)
                                   (Unaudited)

                            March 31, 1998   December 31, 1997
                            --------------   -----------------
ASSETS
Current assets:
 Cash and cash equivalents      $   24.9        $   43.0
 Trade receivables, net            353.7           318.9
 Inventories                       374.2           353.8
 Prepaid expenses and other
  current assets                    50.5            60.4
                                    ----           -----
     Total current assets          803.3           776.1
Property, plant and
 equipment, net                    403.7           409.6
Other assets                        23.1            22.5
                                    ----           -----

     Total assets               $1,230.1        $1,208.2

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term debt                $   30.2        $   18.0
 Accounts payable                  254.7           302.0
 Accrued liabilities               247.3           227.5
                                   -----           -----
     Total current
      liabilities                  532.2           547.5

Long-term debt                     125.0            57.0
Other liabilities                  106.8           103.0
                                   -----           -----

     Total liabilities             764.0           707.5


Stockholders' equity:
 Preferred stock                       -               -
 Common stock and capital
  in excess of par                 542.1           537.9
 Retained earnings                 218.3           168.8
 Accumulated other comprehensive
  income                           (25.4)          (23.8)
 Treasury stock                   (268.9)         (182.2)
                                  ------          -------

     Total stockholders'
      equity                       466.1           500.7
                                   -----           -----

     Total liabilities
      and stockholders'
      equity                    $1,230.1        $1,208.2
                                 -------         -------
                                 -------         -------